Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Six:
Pathmaker

Supplement dated August 25, 2025 to the product notice dated April 30, 2025
The following supplements and amends the above mentioned product notice. Please read this supplement and retain it for future reference. Special terms not defined in this supplement have the same meanings as in your product notice.
In Appendix A - Funds Available Under the Contract: current expenses for the fund are updated as follows:

Fund and Adviser/Subadviser	Current Expenses
LVIP JPMorgan Core Bond Portfolio - Standard Class Adviser: JPMorgan Investment Management, Inc.	0.49%
LVIP JPMorgan Mid Cap Value Portfolio - Standard Class Adviser: JPMorgan Investment Management, Inc.	0.74%
Putnam VT Diversified Income Fund - Class IA Adviser: Franklin Advisers, Inc. Subadviser: Putnam Investment Management, LLC and Franklin Templeton Investment Management Limited	0.82%*
Putnam VT Focused International Equity Fund - Class IA
Adviser: Putnam Investment Management, LLC
Subadviser: Franklin Advisers, Inc., Franklin Templeton Investment Management Limited and The Putnam Advisory Company, LLC	0.82%*

HV-8202